Liz Bakes Cakes LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2022

(Unaudited)

Liz Bakes Cakes LLC DBA Sprinkle Pop

Profit and Loss

January - December 2022

	TOTAL
Income	
Discounts, Promotions & Rebates	6,076.88
Refunds	-38,001.28
Sales	3,131,491.17
Total Income	**$3,099,566.77**
Cost of Goods Sold	**$1,615,443.01**
GROSS PROFIT	**$1,484,123.76**
Expenses	
Administrative Expense	118,343.90
Facilities	181,700.60
Marketing	856,957.77
Other Expenses	18,386.65
Payroll Expenses	866,128.39
Total Expenses	**$2,041,517.31**
NET OPERATING INCOME	**$ -557,393.55**
Other Expenses	**$95,336.37**
NET OTHER INCOME	**$ -95,336.37**
NET INCOME	**$ -652,729.92**

Liz Bakes Cakes LLC DBA Sprinkle Pop

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$18,212.47
Other Current Assets	$194,410.31
Total Current Assets	$212,622.78
Fixed Assets	$40,696.47
TOTAL ASSETS	$253,319.25
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	$236,754.14
Other Current Liabilities	$263,714.59
Total Current Liabilities	$500,468.73
Long-Term Liabilities	$815,754.07
Total Liabilities	$1,316,222.80
Equity	$ -1,062,903.55
TOTAL LIABILITIES AND EQUITY	$253,319.25

Liz Bakes Cakes LLC DBA Sprinkle Pop
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-754,167.80
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory Asset		104,027.56
Accumulated Depreciation		18,386.65
Accounts Payable (A/P)		101,437.88
Credit Cards		78,563.48
Bill Payment Liabilities		-67,847.71
Marcus By GS LOC		103,568.20
National Funding Loan		23,685.48
Shopify MCA - 130K		77,857.97
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**439,679.51**
Net cash provided by operating activities	**-$**	**314,488.29**
FINANCING ACTIVITIES		
Forklift Note Payable		-4,100.70
Hand Feed DieCutter Note Payable		-7,989.70
SBA Loan		0.00
Term Loan - 6 Year		282,979.07
Owner's Pay & Personal Expenses		-10,669.82
Net cash provided by financing activities	**$**	**260,218.85**
Net cash increase for period	**-$**	**54,269.44**
Cash at beginning of period		72,481.91
Cash at end of period	**$**	**18,212.47**

Wednesday, Jul 24, 2024 06:52:15 PM GMT-7

Liz Bakes Cakes LLC DBA Sprinkle Pop

Profit and Loss

January - December 2023

	TOTAL
Income	
Discounts, Promotions & Rebates	-5,666.37
PayPal Refunds	-6,087.77
Refunds	-17,060.65
Sales	**2,821,475.81**
Total Income	**$2,792,661.02**
Cost of Goods Sold	**$1,147,759.03**
GROSS PROFIT	**$1,644,901.99**
Expenses	
Administrative Expense	**110,426.32**
Facilities	**224,809.69**
Marketing	**758,991.69**
Other Expenses	**14,491.76**
Payroll Expenses	**779,134.56**
Total Expenses	**$1,887,854.02**
NET OPERATING INCOME	**$ -242,952.03**
Other Income	**$107,683.70**
Other Expenses	**$158,955.87**
NET OTHER INCOME	**$ -51,272.17**
NET INCOME	**$ -294,224.20**

Liz Bakes Cakes LLC DBA Sprinkle Pop

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$98,362.86
Other Current Assets	$190,771.86
Total Current Assets	**$289,134.72**
Fixed Assets	$26,582.47
Other Assets	$56,999.64
TOTAL ASSETS	**$372,716.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	$232,461.86
Other Current Liabilities	$331,057.68
Total Current Liabilities	**$563,519.54**
Long-Term Liabilities	$1,166,733.55
Total Liabilities	**$1,730,253.09**
Equity	$ -1,357,536.26
TOTAL LIABILITIES AND EQUITY	**$372,716.83**

Liz Bakes Cakes LLC DBA Sprinkle Pop
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-295,553.92
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory Asset		3,639.03
Paypal Clearing		-0.58
Uncategorized Asset		0.00
Accumulated Amortization		1,583.00
Accumulated Depreciation		12,531.00
Accounts Payable (A/P)		1,329.72
Credit Cards		-4,292.28
Amazon Loan		37,599.94
Marcus By GS LOC		-31,841.13
National Funding Loan		-23,685.48
Merchant Cash Advances		-134,909.72
Payroll Liabilities		50,077.48
Piper Loan		35,000.00
Sales Tax Payable		102.00
SB Line of Credit		135,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	82,132.98
Net cash provided by operating activities	-$	213,420.94
INVESTING ACTIVITIES		
National Funding Loan Costs		-56,999.64
Net cash provided by investing activities	-$	56,999.64
FINANCING ACTIVITIES		
Forklift Note Payable		-5,540.64
Hand Feed DieCutter Note Payable		-7,740.00
LG Funding		72,550.00
National Funding Loan - December 2023		192,230.43
Paypal MCA		69,455.98
Piper/Butts Loan		44,001.38
SBA Loan		0.00
Term Loan - 6 Year		-13,977.67
Owner's Investment		8,000.00
Owner's Pay & Personal Expenses		-8,408.51
Net cash provided by financing activities	$	350,570.97
Net cash increase for period	$	80,150.39
Cash at beginning of period		18,212.47
Cash at end of period	$	98,362.86

Wednesday, Jul 24, 2024 06:56:50 PM GMT-7

Liz Bakes Cakes LLC DBA Sprinkle Pop

Statement of Changes in Equity

For the Period Ending in December 31, 2023

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2023
Opening Balance	-$244,082.09	-$927,930.81
Net profit/loss	-$621,245.12	-$423,762.47
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$927,930.81	-$1,352,101.79

Liz Bakes Cakes LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2023 and 2022

1. **ORGANIZATION AND PURPOSE**

   Liz Bakes Cakes LLC. (the "Company"), is a partnership organized under the laws of the State of Texas. The Company operates a sprinkle and bakery and directs revenue from customizable products.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) **Basis of Accounting**

      The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred

   b) **Fiscal Year**

      The Company operates on a 52-week fiscal year ending on December 31.

   c) **Cash Equivalents**

      Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2023 and

December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.